Exhibit 99.2

Hi Everyone,

My name is Masha Golovina, and I am the head of art acquisitions at Masterworks.

Our latest offering is an important, historic abstract painting by Christopher Wool. In the late 1970s, Wool went to NYU to study filmmaking and was inspired by the punk rock and street art scenes. By 1981, he had decided to become an artist and his artistic circle of the 1980s included artists Richard Prince and Jeff Koons, who currently ranks as the most expensive living artist to have sold at auction.

Masterworks acquired the painting at auction for $7 million on November 9th, 2021 at Christie’s New York in the Evening Sale, and not ten days later, Sotheby’s sold a similar Untitled work from the series for $13 million. The two paintings differ primarily in that the work sold at Sotheby’s on November 18th has the spray paint over the white paint and is approximately 30 inches shorter than the work Masterworks acquired. While the Painting we bought was one of the three Wool paintings offered in Christie’s Evening Sale from a single collection, which tends to split interest across collectors, Sotheby’s strategically limited their sale to one painting by the artist. Sotheby’s consolidated approach drew multiple bidders and demonstrated the real strength of the collector community that is drawn to the artist.

The Painting we acquired is an exceptional example of Wool’s abstractions, where he layered and remixed various approaches, including stencils, spray painting and over painting in white. The process recalls Wool’s earlier works and interest in street art. Not all paintings are featured by the artist on his website, and this one appears as a highlight for 1995. The work has also appeared in three international exhibitions since the 1990s and has been sold once, privately, prior to appearing at auction.

In 2021, out of thousands of names, Wool ranked as the 57th highest selling artist at auction with a turnover, publicly, in excess of $35 million across 44 artworks. The artist is represented by Luhrig Augustine in New York and Galerie Max Hetzler in Germany, galleries he has been loyal to since the late 1980s.

Before investing in our offering, please be sure to carefully review the Offering Circular and see important disclosures at masterworks dot io slash cd.